(212) 318-6095

thomaspeeney@paulhastings.com

August 26, 2024

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)
File Number: 811-23715

Dear Ms. Miller:

This letter responds to oral comments provided by you to the undersigned on August 15, 2024, with respect to the Fund’s annual shareholder report on Form N-CSR for the period ended December 31, 2023 (the “Shareholder Report”), which was filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2024 (Accession No. 0001104659-24-032337).

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments below as well for your ease of reference.

Comment 1: For the Asset-Backed Securities that are described in the Consolidated Schedule of Investments, please consider categorizing these investments by the related industry, country, or geographic location. Please refer to Regulation S-X, Rule 12-12, fn. 2.

Response: The Fund confirms that, going forward, the Fund’s Asset-Backed Securities will be categorized in the Consolidated Schedule of Investments by the related industry, country, or geographic region of the investment.

Comment 2: The effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies should be reported as a separate part of the reconciliation of the change in total cash. Please update going forward, as applicable. Please refer to Financial Accounting Standards Board (FASB) (ASC 830-230-45).

Response: The Fund confirms that, going forward, the effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies will be reported as a separate part of the reconciliation of the change in cash, cash equivalents, restricted cash and restricted cash equivalents, as applicable, in the Consolidated Statement of Cash Flows.

August 26, 2024

Comments 3: According to the Notes to Consolidated Financial Statements, the Fund has certain commitments and contingencies related to the amounts subject to recoupment. However, the balance sheet does not have disclosure that references the Notes to Consolidated Financial Statements, specifically Note 4. Please update going forward.

Response: The Fund confirms that, going forward, the line item labeled “Indemnifications, commitments and contingencies” under the Consolidated Statement of Assets and Liabilities will include a cross-reference in a parenthetical to Note 4 of the Notes to Consolidated Financial Statements, in connection with the Fund’s commitments and contingencies related to the amounts subject to recoupment.

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Should you have any questions regarding this letter, please feel free to contact the undersigned at the number above.

Very truly yours,

/s/ Thomas D. Peeney
Thomas D. Peeney
for PAUL HASTINGS LLP